Exhibit 99.1

I-Mab Announces Closing of the Divestiture of Business Operations in China

ROCKVILLE, MD, April 2, 2024 – I-Mab (the “Company”) (NASDAQ: IMAB) a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer, today announced that all conditions precedent to the divestiture transaction previously announced on February 7, 2024 (the “Transaction”) have been either satisfied or waived and accordingly, the Transaction has successfully closed.

The Company transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”) to I-Mab Biopharma (Hangzhou) Co., Ltd. (the “Hangzhou Company”), on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the Hangzhou Company group’s achievement of certain future regulatory and sales-based milestone events.

Concurrent with the aforementioned equity interest transfer, the Company’s wholly owned subsidiary, I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”), transferred the equity interests it held in the Hangzhou Company to certain participating shareholders of the Hangzhou Company in exchange for extinguishment of certain repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. As a result of the closing of the Transaction, the repurchase obligations owed by I-Mab Hong Kong to those participating shareholders have been extinguished. The total amount of potential repurchase obligations owed by I-Mab Hong Kong and the Company to the non-participating shareholders of the Hangzhou Company is expected to range from US$30 million to US$35 million.

Meanwhile, the Company participated in the Series C fundraising of the Hangzhou Company for an equity interest subscription of US$19 million in cash.

For more information about the previously announced Transaction, please visit here.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and in San Diego, California. For more information, please visit http://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, are forward-looking statements. Such statements reflect I-Mab’s current beliefs and expectations, and current information available to I-Mab, and are subject to certain risks, uncertainties and assumptions, including, without limitation, statements regarding the expected aggregate consideration for the transfer of I-Mab Shanghai to the Hangzhou Company and the total amount of potential repurchase obligations owed by I-Mab Hong Kong and the Company to the non-participating shareholders of the Hangzhou Company. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to obtain anticipated pipeline assets, rights and interests, I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the SEC. Under certain circumstances, such as an independent review or audit of the divestiture transaction the Company may remain liable for additional financial liability that may be difficult to determine at this time. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Contacts

Investors & Media
Tyler Ehler
Senior Director, Investor Relations
IR@imabbio.com